Exhibit 12.2

Starwood Property Trust, Inc.
Statement of Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	For the Nine Months Ended September 30,	For the Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Fixed Charges
Interest expense	$199,177	$214,622	$188,376	$149,315	$101,870	$41,456
Interest capitalized	—	—	—	—	—	—
Amortization of premiums and discounts	—	—	—	—	—	—
Amortization of capitalized expenses relating to debt	14,431	16,177	14,174	11,789	9,933	5,669
Interest within rental expense	—	—	—	—	—	—
Preferred security dividend requirements in consolidated subsidiaries	—	—	—	—	—	—
Total fixed charges	$213,608	$230,799	$202,550	$161,104	$111,803	$47,125

Earnings
Pre-tax income from continuing operations before equity investees	$310,173	$355,727	$428,712	$485,874	$322,787	$202,298
Add:
Fixed charges	213,608	230,799	202,550	161,104	111,803	47,125
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	3,952	18,528	19,879	11,528	5,304	1,692
Income from equity investees arising from guarantees	—	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
The non-controlling interest in pre-tax subsidiaries that have not incurred fixed charges	10,720	2,465	1,486	5,517	5,300	2,487
Earnings	$517,013	$602,589	$649,655	$652,989	$434,594	$248,628

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (1)	2.42	2.61	3.21	4.05	3.89	5.28

(1) As of the date hereof and during the above periods, neither Starwood Property Trust, Inc. nor its consolidated subsidiaries had issued any preferred stock, and therefore there are no preferred stock dividends included in the calculation of ratios of earnings to combined fixed charges and preferred stock dividends.